Exhibit 12.1

PTC Therapeutics, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(In thousands, except ratio data)

	Six Months Ended June 30,	Fiscal Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Computation of earnings:
Net loss before provision for income taxes	$(46,216)	$(141,541)	$(169,962)	$(98,446)	$(51,574)	$(26,235)
Add back: Fixed charges	6,517	11,593	4,551	310	6,608	2,115
Total loss	$(39,699)	$(129,948)	$(165,411)	$(98,136)	$(44,966)	$(24,120)
Computation of fixed charges:
Interest expense	6,154	10,864	3,955	1	6,367	1,869
Estimated interest component of rent expense (1)	363	729	596	309	241	246
Total fixed charges	$6,517	$11,593	$4,551	$310	$6,608	$2,115
Preferred stock deemed dividend	$—	$—	$—	$—	$(18,249)	$—

Deficiency of earnings available to cover fixed charges (2)	$(46,216)	$(141,541)	$(169,962)	$(98,446)	$(51,574)	$(26,235)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred stock dividends (3)	$(46,216)	$(141,541)	$(169,962)	$(98,446)	$(69,823)	$(26,235)
Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A

(1)               The interest component of rent was determined based on an estimate of a reasonable interest factor at inception of the leases.

(2)               Losses in each period.  Earnings insufficient to cover fixed charges by the amounts indicated.

(3)               Losses in each period.  Earnings insufficient to cover fixed charges and preferred stock dividends by the amounts indicated.